SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it is registered under and pursuant to the provisions of
Section 8(a) of The Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

                          Variable Annuity Portfolios

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                6 St. James Avenue
                Boston, Massachusetts 02116

TELEPHONE NUMBER (INCLUDING AREA CODE):

                (617) 423-1679

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

                Philip W. Coolidge
                6 St. James Avenue
                Boston, Massachusetts 02116


                copies to:

                Roger P. Joseph
                Bingham, Dana & Gould LLP
                150 Federal Street
                Boston, Massachusetts 02110


Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes      X                     No

                                     NOTICE

A copy of the Declaration of Trust of Variable Annuity Portfolios is on file with The Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of Variable Annuity Portfolios by an officer of Variable Annuity Portfolios as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of Variable Annuity Portfolios.

                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of Boston and the Commonwealth of Massachusetts on the 29th day of October, 1996.



                                    Variable Annuity Portfolios


                                    By:   Philip W. Coolidge
                                          Philip W. Coolidge
                                          President


ATTEST:


Linda T. Gibson
Linda T. Gibson
Assistant Secretary